Icahn Capital LP
                                             767 Fifth Avenue, 47th Floor
                                             New York, New York 10153

May 7, 2018

VIA E-MAIL AND EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Christina Chalk, Esq.

Re:        Xerox Corporation
           PREC14A Filed on April 18, 2018
           Soliciting Material filed pursuant to Rule 14a-12 on April 16 and 17, 2018
           Filed by Carl C. Icahn, et al.
           File No. 001-04471

Dear Ms. Chalk:

We express our appreciation for your review of the Additional Soliciting Materials filed on Schedule 14A pursuant to Rule 14a-12 on April 16, 2018 and April 17, 2018 and the Preliminary Proxy Statement filed on Schedule 14A on April 18, 2018, in each case by Icahn Capital LP, et al. ("Icahn") with respect to Xerox Corporation ("Xerox" or the "Company"), including filings by Darwin Deason, et. al. ("Deason").

We are responding to the comments provided by the staff (the "Staff") of the Securities and Exchange Commission
(the "Commission") by letter dated April 26, 2018. Our responses to the Staff's comments are indicated below, directly following a restatement of the comments in bold, italicized type.

Please note that as a result of the preliminary injunctions granted in the Decision and Order of the Supreme Court,
New York County (Ostrager, J.) (the "Court"), dated April 27, 2018 (Decision and Order, In re Xerox Consol.
S'holder Litig., No. 650766/2018) (the "Order"), the number of persons, and the identities of such persons, to be nominated by the Participants for election to the Board of Directors of Xerox (the "Board") at the 2018 Annual
Meeting of Shareholders of Xerox may change.

Soliciting Material Filed Pursuant to Rule 14a-12 on April 16, 2018

Exhibit 1

Exhibit 99.3

      1. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-
           evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide support for the following statement supplementally:
                    On page 1 of the slide presentation entitled "Darwin Deason Amended Complaints
                   (Redacted)*" you state "[s]cores of documents remain improperly withheld..."

         In the litigation involving Mr. Deason, Xerox, the Board and FUJIFILM Holdings Corp. ("Fuji"), titled
         650675/2018 Darwin Deason v. Fujifilm Holdings Corp. et al (the "Deason Litigation"), the defendants, including Xerox and the Board, produced tens of thousands of documents through an expedited discovery process. The vast majority of these documents were marked "Confidential" or "Highly Confidential" by
         Xerox, meaning the general public (and even Mr. Deason in certain cases) could not view these documents or any documents developed with information derived therefrom, including Mr. Deason's complaints.
         Under a court order that governed the discovery process in the Deason Litigation, the designations of
         "Confidential" and "Highly Confidential" were intended to be used only for documents containing trade secrets or similar information that would place the defendants at a competitive disadvantage if such documents or information were to be publicly disclosed.

         Mr. Deason's claim that "[s]cores of documents remain improperly withheld..." was based on Xerox's over designation of documents as "Confidential" or "Highly Confidential", and its refusal to remove these designations. This claim was subsequently supported by the Judge presiding over the Deason Litigation, in a court order on April 25, 2018 attached hereto as Exhibit A. In this order, the Judge required the entire docket to be unsealed, which included all of Mr. Deason's complaints, motions, affidavits and over 340 additional documents, most of which were previously either redacted or held under seal due to Xerox's use of the "Confidential" and "Highly Confidential" designations. As such, we believe that there is ample evidence in the record to support our statement that "scores of documents remain improperly withheld" at the time such statement was made

Soliciting Material Filed Pursuant to Rule 14a-12 on April 17, 2018

Exhibits 1 and 2

Exhibit 99.3

    2. See our last comment above. In future filings, the following statements or types of statements should be characterized as a belief, supported by facts, or avoided:

                   On page 1 of the letter to shareholders, you state "[b]oth the substance of the proposed value-
                   destroying transaction and the conflict-tainted process..."

                   On slide 3, you state "...fight publicly against the self-interested, value-destroying entrenchment tactics..." and on slide 12 you state "never wanted to pursue for their own selfish reasons."

                   On slides 6 and 15, you state "...conflicted Xerox CEO, who betrayed shareholders by `serving as a loyal agent of the acquirer'..."

         The Participants believe each of the statements above are supported by facts and do not need to be characterized as belief or avoided.

         As to the statement on page 1 of the letter to shareholders that was filed as Exhibit 1 (the "Letter"), there is ample factual support throughout the presentation filed as Exhibit 2 (the "Presentation") that the proposed transaction will destroy value. As a starting point, the closing price of Xerox stock on
      April 13, 2018 (the last trading day prior to the Participants completion of the Presentation) was $28.17, which is approximately 14% lower than the closing price of Xerox stock on the day prior to announcement of the proposed transaction ($32.68). That stock price decrease represents an aggregate loss of value of approximately $1.15 billion for Xerox shareholders based on the 254,673,473 shares of Xerox stock stated
     to be outstanding as of January 31, 2018. Further, as explained in the Presentation, the proposed transaction will destroy value for Xerox shareholders because it will (in all reasonable likelihood) (1) forever foreclose the opportunity for Xerox shareholders to receive a control premium for their shares and (2) result in Xerox stock trading at a minority discount. Finally, the Participants believe that combining Xerox with Fuji
     Xerox, which is still reeling from an ongoing accounting scandal that appears to grow in size and scope nearly every fiscal quarter, will almost certainly lead to further value destruction. Similarly, there is also ample factual support for characterizing as "conflict-tainted" the process that led to the proposed transaction. In fact, in the Order the Court determined that the proposed transaction was "largely negotiated by a massively conflicted CEO in breach of his fiduciary duties to further his self-interest and approved by a Board, more than half of whom were perpetuating themselves in office for five years."

     As to the statements on slide 3 and slide 12 of the Presentation, the Participants believe such statements are supported by the valuation analysis included in the Presentation, the Court's findings in the Order and the expansive evidentiary record that is now publicly available online in the docket of the Court. As explained above, there is ample factual support throughout the Presentation that the proposed transaction will destroy value, and in the Order the Court found that the proposed transaction was an entrenchment tactic designed to "perpetuate [the directors] in office for five years." Given the Court's finding that the Xerox directors
     "acted in bad faith in structuring and negotiating the proposed transaction [with Fuji]", the Participants believe it is self-evident that the directors were motivated by "selfish reasons" when they did not (1) pursue any renegotiation or other recourse against Fuji for the massive ongoing accounting scandal at Fuji Xerox or (2) direct management to prepare for initiating termination of the Technology Agreement in 2020.

     As to the statements on slide 6 and slide 15 of the Presentation, the Participants note that in the Order the
     Court found Mr. Jacobson to be "massively conflicted" and that John C. Coffee Jr., the Adolf A. Berle
     Professor of Law at Columbia Law School and director of the Center on Corporate Governance at
     Columbia University Law School, who is one of the foremost American legal scholars in the areas of securities law and corporate law, reviewed the evidentiary record and concluded that Mr. Jacobson was
     "serving as a loyal agent of the acquirer" during the negotiations with Fuji. Professor Coffee's expert report from the Deason Litigation is attached hereto as Exhibit B. The Participants believe there is no greater factual support for stating that Mr. Jacobson "betrayed shareholders" than the following finding of the
     Court: "[Fuji's] Kawamura and [Xerox's] Jacobson...were aligned in combating Icahn and the Board so that Fuji could consummate a deal entirely in its favor and so that Jacobson could maintain his position as
     CEO."

3. Disclosure on slide 11 states that "[t]his intentional deceit prevented shareholders..." You must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Please provide us with or disclose the factual foundation for this statement. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.

     The Participants do not believe that the above statements directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without reasonable factual foundation. The Participants believe there is more than reasonable factual foundation for characterizing as an "intentional deceit" Xerox's failure to disclose the Joint Enterprise Contract governing the Fuji Xerox joint venture. We believe the record unambiguously establishes that the Company
(1) knew that the terms of the Joint Enterprise Contract were both (A) material and (B) not publicly disclosed and (2) intentionally chose not to disclose or discuss the terms of the Joint Enterprise Contract, specifically with respect to the change in control provisions, publicly.

As established in the Deason Litigation, in April 2017, the Company's head of investor relations, Jennifer
Horsley, prepared an investor Q&A for Xerox CEO Jeff Jacobson (the "Q&A"). In the Q&A, Ms. Horsley noted that Mr. Jacobson was likely to receive questions about whether there was a "change of control" provision in any of the agreements with Fuji or Fuji Xerox, which would include the Joint Enterprise
Contract, which, among other things, establishes the relative governance rights of Xerox and Fuji with respect to Fuji Xerox. Ms. Horsley noted that the Joint Enterprise Contract was not a public document and suggested the Company respond vaguely ("with any relationship of this size and scope there are change of control protections that would result in a need to re-evaluate existing agreements upon a change of control"). In the Q&A, Ms. Horsley is alerting the Company's CEO (who is also a member of the Board) that the Joint Enterprise Contract (1) was not public and (2) was important enough that he was likely to get questions from investors about it (i.e. there was a substantial likelihood that a reasonable investor would attach importance to the Joint Enterprise Contract). Additionally, during Mr. Jacobson's testimony in the
Deason Litigation, he admitted that he knew the Joint Enterprise Contract was not public and had not been public for 17 years. Please see the transcript excerpts from the Deason Litigation attached hereto as
Exhibit C.

Additionally, on May 22, 2017 and January 17, 2018, Mr. Deason sent the Board open letters stating that he believed the market had little clarity about, among other things, the relationship between Xerox and Fuji and the agreements governing Fuji Xerox and requesting Xerox to disclose those agreements, including the
Joint Enterprise Contract, in accordance with U.S. securities laws. Please see the letters attached as
Exhibit D. The Participants believe these letters constitute additional evidence to support the claims that the Company and the Board were aware the Joint Enterprise Contract was never previously disclosed and that its terms were material.

Further, in the Company's April 19, 2018 legal brief filed with the Court in the Deason Litigation (attached as Exhibit E), the Company argued that it did not have any obligation to disclose the joint venture agreements, including the Joint Enterprise Contract, because the Commission never responded to or asked for any additional information or disclosures following the Company's response to a comment letter from the Staff of the Commission in December 2002. As the Staff is aware, it is inappropriate for an issuer to use
Staff comments, or any Staff action or inaction following an issuer's response to a Staff comment letter, to justify and defend such issuer's disclosure or lack thereof.

Finally, as further established in the Deason Litigation, on January 31, 2018, after the announcement of the proposed transaction between Fuji and Xerox, and the disclosure of the joint venture agreements, including the Joint Enterprise Contract, Charles Prince, a member of the Board, sent an email to a friend stating his understanding of the joint venture agreements, particularly the Joint Enterprise Contract and its change of control provisions. The text of that email is copied below (emphasis added):

         In some ways, sad: a (formerly iconic) US company selling control to a Japanese company...But there is a Joint Venture agreement, entered into 55 years ago (!). which made it practically impossible for Xerox to sell to anyone else. It's pretty amazing: when the JV was entered into, no one ever imagined that Xerox would ever need to sell itself and no one ever imagined that Asia (which Xerox is locked out of by the JV) would be the fastest growing region. A really amazing problem.

         In sum, the Participants believe that these statements, actions and inactions provide ample evidence to support their claims.

Preliminary Proxy Statement Filed on April 18, 2018

Participants in the Solicitation of Proxies, page 6

    4.   To the extent not provided, please provide the information required by
Item 5(b)(1)(i), Item
         5(b)(1)(ii), Item 5(b)(1)(ix), Item 5(b)(1)(x) and Item 5(b)(1)(xi) of
Schedule 14A for each participant
         and, where applicable, each participant's associates.

         The Participants hereby undertake to provide any previously omitted information that is required by Item
         5(b)(1)(i), Item 5(b)(1)(ii), Item 5(b)(1)(ix), Item 5(b)(1)(x) or
Item 5(b)(1)(xi) of Schedule 14A for each participant and, where applicable, each participant's associates, in the revised preliminary proxy statement
         the Participants intend to file with the Commission.

Background to the Solicitation, page 10

    5. We note the disclosure in the Schedule 13D which states that "[t]he Reporting Persons intend to have discussions with representatives of the Issuer's management and board of directors relating to improving operational performance and pursuing strategic alternatives, as well as the possibility of board representation." Please expand your disclosure to include any other material contacts you had with
         Xerox, both before and after the filing of the Schedule 13D, to provide all necessary context for your interactions with Xerox. As an example only, we note from Icahn's open letter to Xerox shareholders dated December 12, 2017 and filed as soliciting material on the same date Mr. Icahn's assertion that:
         "the primary reason Xerox stock is up 30% year-to-date is the Conduent spin-off that I spent over a year fighting for." However, there is no disclosure detailing the discussions between Icahn and Xerox which prompted the announcement of the spin-off on January 29, 2016.

         The Participants hereby undertake to expand the disclosure in the revised preliminary proxy statement the
         Participants intend to file with the Commission to include a description of Icahn's efforts to push for completion of the Conduent spin-off between filing of Icahn's initial
Schedule 13D on November 23, 2015
         and the completion of the Conduent spin-off on December 31, 2016.

    6. Disclosure on page 11 states that in late November 2017 Icahn learned that certain members of the
         Board were advocating that the Company abruptly and dramatically change course on a number of significant issues, which issues you later discussed with Mr. Keegan and appear to have been a major factor in Mr. Christodoro's resignation from the Board. Please expand your disclosure to describe what these abrupt and dramatic changes were.

         The Participants hereby undertake to expand the disclosure in the revised preliminary proxy statement the
         Participants intend to file with the Commission to include a more detailed description of the abrupt and dramatic change of course being advocated by certain members of the Board in November 2017.
 Proposal 1 -- Election of Directors, page 13

    7. Please elaborate upon the Nominees' intent to effect "positive change" at the Company to discuss specific plans or intentions, to the extent known. To the extent you do not have current plans or intentions, so state.

         The Participants hereby undertake to expand the disclosure in the revised preliminary proxy statement the
         Participants intend to file with the Commission to state that the Nominees plan to meet promptly following their election to the Board to evaluate all strategic alternatives to maximize shareholder value, including terminating or restructuring Xerox's relationship with Fuji and the proposed transaction with Fuji.

    8. Please disclose Mr. Christodoro's principal occupation or employment following his departure from
         Icahn Capital LP in February 2017. Refer to Item 7(b) of Schedule 14A and Item 401(e)(1) of
         Regulation S-K.

         The Participants hereby undertake to include Mr. Christodoro's principal occupation or employment following his departure from Icahn Capital LP in February 2017 in the revised preliminary proxy statement the Participants intend to file with the Commission.

Cost and Method of Solicitation, page 22

    9. Disclosure on page 22 states that the solicitation of proxies will be made by, among other people, certain employees of Icahn Enterprises and Deason. Please describe the class or classes of employees to be so employed, and the manner and nature of their employment for such purpose. Refer to Item 4(b)(2) of
         Schedule 14A.

         The Participants hereby undertake to include the class or classes of employees of Icahn and Deason by whom solicitation of proxies will be made, and the manner and nature of their employment for such purpose, in the revised preliminary proxy statement the Participants intend to file with the Commission.

Additional Information, page 23

    10. When referring security holders to information you have omitted in reliance on Rule 14a-5(c), please either provide a general reference that certain omitted information can be found in Xerox's proxy statement, or specifically state what information you have omitted. For instance, we note that certain information regarding the compensation that Mr. Christodoro received from Xerox as a director of the company has been omitted from your proxy statement, but you have not referred security holders to this information in Xerox's proxy statement.

         The Participants hereby undertake to include in the revised preliminary proxy statement the Participants intend to file with the Commission a general reference that certain omitted information can be found in
         Xerox's proxy statement.

    11. Disclosure on page 23 states that "[t]his information is expected to be contained in Xerox's public filings." Please revise this statement to remove the implication that you may omit information from your proxy statement as long as you refer security holders to such omitted information in any of Xerox's public filings. Please note that Rule 14a-5(c) only allows information contained in any other proxy soliciting material which has been furnished to each person solicited in connection with the same meeting or subject matter to be omitted from your proxy statement.
         The Participants hereby undertake to include in the revised preliminary proxy statement the Participants intend to file with the Commission a general reference that certain omitted information can be found in
        Xerox's proxy statement.

Form of Proxy

    12. Please clearly mark your form of proxy as preliminary. See Rule 14a-6(e)(1).

        The Participants hereby undertake to mark their form of proxy as preliminary in the revised preliminary proxy statement the Participants intend to file with the Commission.

                                                       *****

Each Participant hereby acknowledges that:

         the Participant is responsible for the adequacy and accuracy of the disclosure in the filing;

        Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

        the Participant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these responses, please do not hesitate to contact Louis Pastor, Deputy General
Counsel of Icahn Capital LP, at (212) 702-4361.

                                                            Sincerely,

                                                            Icahn Capital LP


                                                            By: /s/ Louis
Pastor
                                                                Louis Pastor
                                                                Deputy General
Counsel

cc: Bryan Hough, Esq., Securities & Exchange Commission
    Robert Leclerc, Esq., King & Spalding LLP